NORTHEAST BANCORP

500 Canal Street

Lewiston, Maine 04240

May 14, 2012

VIA EDGAR AND FACSIMILE

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Northeast Bancorp

Acceleration Request for Registration Statement on Form S-1

File No. 333-180215

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Northeast Bancorp (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 14, 2012, at 4:00 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Samantha Kirby at (617) 570-8794. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Samantha Kirby, by facsimile to (617) 523-1231.

In connection with the foregoing, the Company hereby acknowledges the following:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Samantha Kirby of Goodwin Procter LLP at (617) 570-8794.

Sincerely,

NORTHEAST BANCORP

/s/ Richard Wayne
Richard Wayne
President and Chief Executive Officer

cc:	Claire S. Bean

Chief Financial Officer, Northeast Bancorp

William P. Mayer, Esq.

Paul W. Lee, Esq.

Samantha M. Kirby, Esq.

Goodwin Procter LLP